SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

     In the Matter of                             CERTIFICATE
     Cinergy Corp. et al.                         OF
     File No.  70-8933                            NOTIFICATION

(Public Utility Holding Company Act of 1935)

     With reference to the transactions (a) proposed in the Application-Declaration on Form U-1, as amended, in the above docket filed by Cinergy Corp. ("Cinergy"), a Delaware corporation and registered holding company under the Public Utility Holding Company Act of 1935 (the "Act"), Cinergy Investments, Inc., a Delaware corporation and direct, wholly-owned nonutility subsidiary of Cinergy ("Cinergy Investments"), and Cinergy Services, Inc., a Delaware corporation and direct, wholly-owned service company subsidiary of Cinergy ("Cinergy Services") and (b) authorized by the Commission in its order dated February 7, 1997, Rel. No. 35-26662, Cinergy Services hereby provides the following information:

1. The following summary, covering the quarterly period ended December 31, 1998 ("Fourth Quarter 1998"), updates the business activities of Cinergy Solutions, Inc. ("Cinergy Solutions"), a Delaware corporation and direct, wholly-owned nonutility subsidiary of Cinergy Investments, as previously reported in this file:

     a. Energy Management Services. Cinergy Solutions did not market energy management services to any prospective new customers in the Fourth Quarter 1998, but did continue to provide EMS services to one customer under an existing contract whose term expires in approximately two years.

     b. Asset Management Services. As previously reported, Cinergy Solutions no longer directly markets large and small asset management services. Cinergy Business Solutions ("CBS"), a wholly-owned nonutility subsidiary of Cinergy Solutions, was formed in 1998 to market similar utility asset management services. (For more information on CBS, see Cinergy's quarterly reports on Form U-9C-3). In the Fourth Quarter 1998, Cinergy Solutions continued marketing to municipals, cooperatives, universities, governmental institutions and similar entities various transmission and distribution engineering, procurement and construction services, including construction of transmission and distribution lines, procurement of materials, construction of substations, complete turnkey projects, and project management.

     c. Technical/Consulting Services. In 1998 Cinergy Solutions formed a new, wholly-owned subsidiary, Cinergy Customer Care, Inc., to market utility billing services and/or utility call center services to utility companies. This subsidiary remained inactive through the Fourth Quarter 1998.

     d. QF Project Development and Ownership. See Cinergy's quarterly reports on Form U-9C-3 for information concerning Cinergy Solutions' joint venture with Trigen Energy Corporation.

     e. Consumer Services. In partnership with an outside provider, Cinergy Solutions continued offering to residential customers on a pilot basis a service contract program (called "Appliance Protection Plus") covering parts and labor for mechanical breakdowns of existing appliances and HVAC systems.

     f. Customer Financing. In tandem with a bank, Cinergy Solutions continued marketing "Quick Credit," a financial services program providing residential, commercial, and institutional customers with financing for retrofit or replacement of their HVAC systems and other types of energy-related projects.

     g. Third-Party Alliances. See Cinergy's quarterly reports on Form U-9C-3 for information concerning Cinergy Solutions' joint venture with Trigen Energy Corporation.
2. During the Fourth Quarter 1998, Cinergy Services provided accounting, executive, legal, information systems, marketing and customer relations, and engineering and construction services to Cinergy Solutions for a total cost of approximately $1,886,000. During that same period, The Cincinnati Gas & Electric Company, PSI Energy, Inc. and The Union Light, Heat and Power Company provided engineering and construction and project management services to Cinergy Solutions totaling approximately $43,000, $20,000 and $67,000, respectively.

3. During the Fourth Quarter 1998, (a) Cinergy issued no guarantees of financial or performance obligations of Cinergy Solutions, and (b) Cinergy Investments made net open-account advances to Cinergy Solutions totaling approximately $5,040,000 at annual interest rates ranging from 5.42% to 5.55%.

4. During the Fourth Quarter 1998, Cinergy Solutions did enter into any long-term contract by which Cinergy Solutions performs long-term operations, load control or network control of any electric generation, transmission or distribution facility.

5. Financial statements for Cinergy Solutions dated December 31, 1998 are being filed as an exhibit to Cinergy's Annual Report on Form U5S for the year ended December 31, 1998 and are hereby incorporated by reference.

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                          S I G N A T U R E

    Pursuant to the requirements of the Act, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  February 18, 1999

                                       CINERGY SERVICES, INC.

                                       By: /s/William L. Sheafer
                                           Vice President and Treasurer